400 Howard Street San Francisco, CA 94105 1-800-iShares (1-800-474-2737) www.iShares.com

March 25, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	iShares U.S. ETF Trust (the “Trust”)

(Securities Act File No. 333-179904;

Investment Company Act File No.811-22649)

Request for Withdrawal of Amendments

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Trust’s post-effective amendments filed with respect to the following series of the Trust. Each post-effective amendment was filed on Form N-1A as referenced below and has not been declared effective by the Securities and Exchange Commission as of the date of this letter.

Registered Fund Name	Series Identifier	Post-Effective Amendment No.	Initial Filing Date
iShares Core Allocation Conservative ETF	S000043002	20	9/9/2013
iShares Core Allocation Moderate ETF	S000043003	20	9/9/2013
iShares Core Allocation Moderate Growth ETF	S000043004	20	9/9/2013
iShares Core Allocation Growth ETF	S000043005	20	9/9/2013

The Trust has also filed subsequent 485BXT filings for the sole purpose of extending the original effective date of the initial filing, the most recent of which was filed on March 12, 2015 and scheduled to become effective on April 10, 2015.

Subsequent to the filings, the Trust decided not to go forward with the offerings of the funds as series of the Trust. No securities were sold in connection with the offerings.

If you have any questions, please call Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Very Truly Yours,

iShares U.S. ETF Trust

By:	/s/ Sarah M. Coutu
Sarah M. Coutu
Assistant Secretary

BlackRock Investments, LLC

By:	/s/ Edward Baer
Edward Baer
Managing Director